IBSG INTERNATIONAL, INC.
1132 Celebration Blvd.
Celebration, FL 34747

January 28th, 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Northwest Avenue
Washington D.C. 20002

Re:    IBSG International, Inc.
Form 8-K filed January 22, 2008
File No. 0-29587

Ladies and Gentlemen:

International Business Systems Group, Inc., a Florida corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated January 24, 2008.

Form 8-K Filed January 22, 2008

1.            We are aware the Tracy Curley SEC consultant with Jewett, Schwartz, Wolfe & Associates, consulted with you regarding your recent restatement prior to your change in audit firms.  Based on conversations between us, company management, and Ms. Curley, it is unclear to us how you concluded that disclosure was not required pursuant to Item 304(a)(2)(i) of Regulation S-B.  Please explain to us, in detail, the basis for your conclusion.

Response

Tracy Curley began providing services to IBSG International in March 2007.  We have been relying upon her to provide information and education to our Company specific to our responses to the SEC comment letters.  This information and education was focused on understanding what the the SEC was asking for, what the appropriate format would be for a response, and what information did the SEC want in a complete response.  At no time did Ms. Curley originate any work that was utilized by management to form conclusions with regards to the Company’s accounting principles or changes to the Company’s accounting principles.

At no time did the Company consult with Ms. Curley on the application of accounting principles to a specific completed or contemplated transaction.  Specifically, at the time Ms. Curley was engaged, the Company had already established the application of accounting principles, as well as controls and procedures for such, to all items under question by the SEC.   During 2007, as it became apparent that the Company would need to amend their audited SEC filings for fiscal years 2006 and 2005, respectively, the Company’s existing auditors were called upon to provide the support needed to execute the amended filing.

At no time during the rendering of Ms. Curley’s services did the Company discuss with her the type of audit opinion that her firm might render to our Company.

At no time during the rendering of Ms. Curley’s services did she provide to the Company, either written or oral, advice that was an important factor in reaching a decision as to accounting, auditing or financial reporting issues.  As already discussed above, at the time Ms. Curley was engaged, the Company had already established the application of accounting principles, as well as controls and procedures for such, to all items under question by the SEC.   During 2007, as it became apparent that the Company would need to amend their audited SEC filings for fiscal years 2006 and 2005, respectively, the Company’s existing auditors were called upon to provide the support needed to execute the amended filing.

2.  Please amend your disclosures to specifically address whether, during the registrant’s two most recent fiscal years and the subsequent interim period through January 15, 2008, Jewett, Schwartz, Wolfe & Associates was consulted on any matters identified within Items 304(a)(2)(i) and (ii) of Regulations S-B.

Response

At no time during the Company’s relationship with the firm of HJ & Associates, LLC did the Company have any disagreements or reportable events that were required to be identified in accordance with paragraphs (a)(1)(iv) and (v) or (a)(2)(i) and (ii) of Item 304 of Regulation S-B under the Exchange Act.  Therefore Jewett, Schwartz, and Wolfe &  Associates services to the Company were at no time focused on disagreements with our auditors or reportable events as defined in Item 304 of Regulation S-B.

The Company hereby acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IBSG INTERNATIONAL, INC.

Date: January 28, 2008	By:	/s/ Dr. Michael Rivers